SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*


                              Willbros Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    969199108
                                 (CUSIP Number)

                                 January 1, 2002
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Opportunity Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  94,000

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  94,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  94,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.6%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Master Investments Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  751,180

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  751,180

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  751,180

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.1%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sage Asset Management, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  845,180

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  845,180

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  845,180

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.7%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Barry Haimes

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  845,180

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  845,180

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  845,180

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.7%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Katherine Hensel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  845,180

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  845,180

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  845,180

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.7%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Willbros Group, Inc. (the "Issuer") beneficially owned by the Reporting Persons (as such term is defined in Item 2(a) below) as of February 6, 2002 and amends and supplements the Schedule 13G dated April 5, 2001 (the "Schedule 13G") previously filed by the Reporting Persons in connection with its beneficial ownership of shares of Common Stock. Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Sage Opportunity Fund, L.P., a Delaware limited partnership ("Sage"), Sage Master Investments Ltd., a Cayman Islands exempted company ("Sage Master"), Sage Asset Management, L.L.C., a Delaware limited liability company ("SAM"), Barry Haimes and Katherine Hensel (collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Sage, SAM, Mr. Haimes and Ms. Hensel is 153 East 53rd Street, 48th Floor, New York, New York 10022. The principal business address for Sage Master is c/o Huntlaw Corporate Services Ltd., P.O. Box 1350 GT, The Huntlaw Building, Grand Cayman, Cayman Islands.

Item 2(c).        Citizenship:

     Sage is a Delaware limited partnership, Sage Master is a Cayman Islands exempted company, SAM is a Delaware limited liability company, and each of Mr. Haimes and Ms. Hensel is a citizen of the United States.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     Sage, beneficially owns 94,000 shares of Common Stock. Sage Master beneficially owns 751,180 shares of Common Stock. SAM solely in its capacity as investment manager of Sage Master and as a general partner of Sage, beneficially owns 845,180 shares of Common Stock. Barry Haimes and Katherine Hensel, solely in their capacity as co-portfolio managers of SAM, each beneficially owns 845,180 shares of Common Stock.

     (b) Percent of class:

     The Reporting Persons aggregate beneficial ownership of 845,180 shares of Common Stock constitutes 5.7% of all of the outstanding shares of Common Stock.

     (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

                  Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 94,000 shares of Common Stock.

                  Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to vote or direct the vote of 751,180 shares of Common Stock.

                  SAM, Mr. Haimes and Ms. Hensel have shared power to vote or direct the vote of 845,180 shares of Common Stock.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Sage has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 94,000 shares of Common Stock.

                  Sage Master has shared power with SAM, Mr. Haimes and Ms. Hensel to dispose or direct the disposition of 751,180 shares of Common Stock.

                  SAM, Mr. Haimes and Ms. Hensel have shared power to dispose or direct the disposition of 845,180 shares of Common Stock.


Item 8.   Identification and Classification of Members of the Group.

        See Exhibit B attached hereto.

Item 10.  Certifications.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

          SAGE OPPORTUNITY FUND, L.P.
          By: Sage Asset Management, L.L.C., as general partner


                   By: /s/ Barry Haimes
                             Barry Haimes
                             Managing Member

          SAGE MASTER INVESTMENTS LTD.


          By: /s/ Barry Haimes
                   Barry Haimes
                   Director

          SAGE ASSET MANAGEMENT, L.L.C.


          By: /s/ Barry Haimes
                   Barry Haimes
                   Managing Member



          /s/ Barry Haimes
            Barry Haimes



          /s/ Katherine Hensel
            Katherine Hensel

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Willbros Group, Inc. dated February ___, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2002

          SAGE OPPORTUNITY FUND, L.P.
          By: Sage Asset Management, L.L.C., as general partner


                   By: /s/ Barry Haimes
                             Barry Haimes
                             Managing Member

          SAGE MASTER INVESTMENTS LTD.


          By: /s/ Barry Haimes
                   Barry Haimes
                   Director

          SAGE ASSET MANAGEMENT, L.L.C.


          By: /s/ Barry Haimes
                   Barry Haimes
                   Managing Member



          /s/ Barry Haimes
             Barry Haimes



          /s/ Katherine Hensel
             Katherine Hensel

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP


Sage Opportunity Fund, L.P.
Sage Master Investments Ltd.
Sage Asset Management, L.L.C.
Barry Haimes
Katherine Hensel